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Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	For the fiscal years ended October 31
	2014	2013	2012	2011	2010
	In millions, except ratios
Earnings (loss):
Earnings (loss) before taxes	$6,557	$6,510	$(11,933)	$8,982	$10,974
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	46	69	102	75	108
Undistributed (earnings) loss of equity method investees	(5)	(4)	(2)	3	12
Fixed charges	1,017	1,162	1,297	1,027	868

	$7,615	$7,737	$(10,536)	$10,087	$11,962

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$665	$769	$865	$551	$417
Interest included in rent	352	393	432	476	451

Total fixed charges	$1,017	$1,162	$1,297	$1,027	$868

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	7.5x	6.7x	$(11,833)	9.8x	13.8x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings (loss) before taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges and undistributed (earnings) loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.

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  Exhibit 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)